May 8, 2019

Frank Thomas
Chief Financial Officer
Orchard Therapeutics plc
108 Cannon Street
London EC4N 6EU
United Kingdom

       Re: Orchard Therapeutics plc
           Draft Registration Statement on Form F-1
           Submitted May 3, 2019
           CIK No. 0001748907

Dear Mr. Thomas:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance